UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2023

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

September 30, 2023 and December 31, 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

at September 30, 2023 and December 31, 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

I.	Interim Consolidated Statements of Financial Position at September 30, 2023 (non-audited) and December 31, 2022	1

II.	Interim Consolidated Statements of Income by Function (non-audited)	3

III.	Interim Consolidated Statements of Comprehensive (Loss) Income (non-audited)	4

IV.	Interim Consolidated Statements of Changes in Equity (non-audited)	5

V.	Interim Consolidated Statements of Cash Flows (non-audited)	6

VI.	Notes to the Interim Consolidated Financial Statements	7

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

September 30, 2023 (non-audited) and December 31, 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of September 30, 2023 (non-audited) and December 31, 2022

ASSETS	NOTE	09.30.2023	12.31.2022
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	224,775,962	291,681,987
Other financial assets	5	67,595,214	263,044,869
Other non-financial assets	6	25,203,312	26,957,000
Trade and other accounts receivable, net	7	248,848,124	279,770,286
Accounts receivable from related companies	12.1	9,023,472	15,062,167
Inventory	8	262,641,980	245,886,656
Current tax assets	9	54,394,281	39,326,427
Total Current Assets		892,482,345	1,161,729,392

Non-Current Assets:
Other financial assets	5	89,124,051	94,852,711
Other non-financial assets	6	65,736,893	59,672,266
Trade and other receivables	7	349,664	539,920
Accounts receivable from related parties	12.1	109,318	109,318
Investments accounted for under the equity method	14	92,094,233	92,344,598
Intangible assets other than goodwill	15	698,476,463	671,778,888
Goodwill	16	138,543,667	129,023,922
Property, plant and equipment	11	886,021,289	798,221,259
Deferred tax assets	10.2	2,657,328	2,428,333
Total Non-Current Assets		1,973,112,906	1,848,971,215

Total Assets		2,865,595,251	3,010,700,607

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of September 30, 2023 (non-audited) and December 31, 2022

LIABILITIES AND EQUITY	NOTE	09.30.2023	12.31.2022
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	69,392,374	367,302,080
Trade and other accounts payable	18	357,648,545	384,801,630
Accounts payable to related parties	12.2	86,907,283	90,248,067
Other provisions	19	1,408,413	1,591,644
Tax liabilities	9	9,550,122	14,615,447
Employee benefits current provisions	13	45,631,037	48,391,806
Other non-financial liabilities	20	40,635,280	42,294,460
Total Current Liabilities		611,173,054	949,245,134

Other financial liabilities	17	1,013,208,065	904,802,058
Trade accounts and other accounts payable	18	2,430,806	3,015,284
Accounts payable to related companies	12.2	7,949,476	10,354,296
Other provisions	19	52,917,417	47,103,783
Deferred tax liabilities	10.2	191,877,244	165,778,556
Employee benefits non-current provisions	13	20,657,395	17,409,793
Other non-financial liabilities	20	2,564,032	29,589,051
Total Non-current liabilities		1,291,604,435	1,178,052,821

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		795,723,499	716,975,127
Other reserves		(137,230,770)	(132,452,557)
Equity attributable to owners of the parent		929,230,303	855,260,144
Non-controlling interests		33,587,459	28,142,508
Total Equity		962,817,762	883,402,652
Total Liabilities and Equity		2,865,595,251	3,010,700,607

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

For the periods ended September 30, 2023 and 2022 (non-audited)

		01.01.2023	01.01.2022	07.01.2023	07.01.2022
		09.30.2023	09.30.2022	09.30.2023	09.30.2022
		(non-audited)	(non-audited)	(non-audited)	(non-audited)
	NOTE	ThCh$	ThCh$	ThCh$	ThCh$
Net sales		2,021,001,963	1,932,680,900	670,332,847	653,498,496
Cost of sales	25	(1,232,599,861)	(1,182,137,727)	(412,229,892)	(407,137,751)
Gross Profit		788,402,102	750,543,173	258,102,955	246,360,745
Other income	26	1,071,874	3,843,617	335,798	3,332,494
Distribution expenses	25	(187,212,810)	(185,202,826)	(59,773,091)	(61,311,683)
Administrative expenses	25	(349,214,815)	(325,948,281)	(120,190,039)	(116,283,742)
Other expenses	27	(17,698,003)	2,288,969	(9,070,958)	(1,720,180)
Other (loss) gains	29	(25,659,888)	(24,984,038)	103,542	737
Financial income	28	27,043,900	31,773,860	5,942,204	6,147,281
Financial expenses	28	(51,726,114)	(44,214,010)	(21,981,178)	(16,082,122)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	(5,301)	285,060	(845,513)	251,667
Foreign exchange differences		(6,580,808)	(1,797,463)	3,171,779	(4,526,159)
Income by indexation units		(169,713)	(48,999,899)	17,295,850	(7,057,247)
Net income before income taxes		178,250,424	157,588,162	73,091,349	49,111,791
Income tax expense	10.1	(64,696,923)	(66,039,468)	(9,541,318)	(14,576,748)
Net income		113,553,501	91,548,694	63,550,031	34,535,043

Net income attributable to

Owners of the controller		112,149,967	90,185,366	63,707,715	33,999,497

Non-controlling interests		1,403,534	1,363,328	(157,684)	535,546

Net income		113,553,501	91,548,694	63,550,031	34,535,043

Earnings per Share, basic and diluted in ongoing operations

Earnings per Series A Share	21.5	112.84	90.74	64.10	34.21

Earnings per Series B Share	21.5	124.12	99.81	70.51	37.63

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the periods ended September 30, 2023 and 2022 (non-audited)

	01.01.2023	01.01.2022	07.01.2023	07.01.2022
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
	(non-audited)	(non-audited)	(non-audited)	(non-audited)
	ThCh$	ThCh$	ThCh$	ThCh$
Other Comprehensive Income

Net income	113,553,501	91,548,694	63,550,031	34,535,043

Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(824,406)	(1,712,117)	(670,595)	(1,357,464)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(79,399,090)	61,379,791	46,784,406	(27,147,245)
Gain (losses) from cash flow hedges	59,835,301	(130,021,219)	7,701,104	(63,229,973)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	222,590	462,272	181,061	363,897

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	32,124,179	(12,049,932)	(9,613,441)	8,895,501
Income tax related to cash flow hedges
Other comprehensive income, total	(16,489,375)	36,612,064	(2,579,623)	16,701,513
Total comprehensive income	(4,530,801)	(45,329,141)	41,802,912	(65,773,771)
Total comprehensive income attributable to:	109,022,700	46,219,553	105,352,943	(31,238,728)
Equity holders of the controller
Non-controlling interests	107,371,754	44,095,467	105,007,544	(31,820,080)
Total comprehensive income	1,650,946	2,124,086	345,399	581,352
Net income	109,022,700	46,219,553	105,352,943	(31,238,728)

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the periods ended September 30, 2023 and 2022 (non-audited)

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total Other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2023	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	112,149,967	112,149,967	1,403,534	113.553.501
Other comprehensive income	-	(47,548,486)	43,328,736	(558,463)	-	(4,778,213)	-	(4,778,213)	247,412	(4.530.801)
Comprehensive income	-	(47,548,486)	43,328,736	(558,463)	-	(4,778,213)	112,149,967	107,371,754	1,650,946	109.022.700
Dividends	-	-	-	-	-	-	(136,164,127)	(136,164,127)	(325,995)	(136,490,122)
Increase (decrease) from other changes *	-	-	-	-	-	-	102,762,532	102,762,532	4,120,000	106,882,532
Total changes in equity	-	(47,548,486)	43,328,736	(558,463)	-	(4,778,213)	78,748,372	73,970,159	5,444,951	79,415,110
Ending balance as of 09.30.2023	270,737,574	(543,031,852)	(19,015,765)	(8,334,779)	433,151,626	(137,230,770)	795,723,499	929,230,303	33,587,459	962,817,762

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total Other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2022	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	90.185.366	90,185,366	1,363,328	91.548.694
Other comprehensive income	-	48,659,405	(93,496,128)	(1,253,176)	-	(46,089,899)	-	(46,089,899)	760,758	(45.329.141)
Comprehensive income	-	48,659,405	(93,496,128)	(1,253,176)	-	(46,089,899)	90.185.366	44,095,467	2,124,086	46.219.553
Dividends	-	-	-	-	-	-	(245,492,986)	(245,492,986)	(421,363)	(245,914,349)
Increase (decrease) from other changes *	-	-	-	-	-	-	99,274,726	99,274,726	1,280,000	100,554,726
Total changes in equity	-	48,659,405	(93,496,128)	(1,253,176)	-	(46,089,899)	(56,032,894)	(102,122,793)	2,982,723	(99,140,070)
Ending balance as of 09.30.2022	270,737,574	(392,920,683)	(42,892,430)	(6,139,102)	433,151,626	(8,800,589)	712,084,026	974,021,011	28,252,478	1,002,273,489

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Direct Cash Flows

For the periods ended September 30, 2023 and 2022

		01.01.2023	01.01.2022
Cash flows provided by (used in) Operating Activities	NOTE	09.30.2023	09.30.2022
		(non-audited)	(non-audited)
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,996,456,702	2,839,783,452
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(2,162,680,482)	(1,997,433,298)
Payments to and on behalf of employees		(209,435,619)	(192,163,178)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(311,478,143)	(279,093,201)
Interest payments		(60,683,064)	(70,564,606)
Interest received		14,172,957	48,405,737
Income tax payments		(64,604,535)	(97,896,836)
Other cash movements (tax on bank debits Argentina and others)		(3,350,417)	(7,762,707)
Cash flows provided by (used in) Operating Activities		198,397,399	243,275,363

Cash flows provided by (used in) Investing Activities
Cash flows used in acquiring non-controlling interests		-	1,280,000
Dividends received		4,109,768	673,052
Proceeds from sale of Property, plant and equipment		76,968	92,253
Purchase of Property, plant and equipment		(151,161,097)	(135,387,520)
Payment on forward, term option and financial exchange agreements		-	-
Collection on forward, term, option and financial exchange agreements		126,950	111,607
Other (payments) redemptions for (purchases) of financial instruments		63,159,390	104,325,362
Other cash inflows (outflows)		2,768,326	(405,583)
Net cash flows used in Investing Activities		(80,919,695)	(29,310,829)

Cash Flows generated from (used in) Financing Activities
Proceeds (payments) from short term loans		4,119,966	-
Loan payments		48,837,032	25,603,218
Lease liability payments		(18,407,304)	(11,195,854)
Dividend payments by the reporting entity		(5,072,078)	(4,084,049)
Other cash inflows (outflows) (placement and payment of public debt)		(136,164,127)	(245,492,988)
Net cash flows (used in) generated by Financing Activities		(57,388,084)	(13,289,752)
Net increase in cash and cash equivalents before exchange differences		(164,074,595)	(248,459,425)
Cash Flows generated from (used in) Financing Activities		(46,596,891)	(34,494,891)
Effects of exchange differences on cash and cash equivalents		(3,860,405)	(9,060,392)
Effects of inflation in cash and cash equivalents in Argentina		(16,448,729)	(17,119,488)
Net increase (decrease) in cash and cash equivalents		(66,906,025)	(60,674,771)
Cash and cash equivalents – beginning of period	4	291,681,987	304,312,020
Cash and cash equivalents - end of period	4	224,775,962	243,637,249

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter “CMF”), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile it expires in December 2023 and for the territory in Paraguay, it is under the normal process of renewal. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 52.465% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on October 31, 2023.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1	Accounting principles and basis of preparation

The Company’s Interim Consolidated Financial Statements for the period ended September 30, 2023 and fiscal year ended December 31, 2022, have been prepared in accordance with International Accounting Standard No. 34 (IAS 34) incorporated in the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Interim Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Interim Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of September 30, 2023 and December 31, 2022 and the results of operations for the periods from January 1 to September 30, 2023 and 2022, and from April 1 to September 30, 2023 and 2022, together with the statements of changes in equity and cash flows for the periods from January 1 and September 30, 2023 and 2022.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2	Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The interim consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		09.30.2023			12.31.2022
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	VJ S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3	Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group’s participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4	Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

2.5	Functional currency and presentation currency

2.5.1	Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group’s net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina’s economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements , in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as “Exchange rate differences in the conversion of foreign operations” under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to September 2023 and January to December 2022 amounted to 101.71% and 96.95%, respectively.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•	Cash flow income statement are also translated at average exchange rates for each transaction.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.

•	The income statement is translated at the closing exchange rate at the financial statements date.

•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.

•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

In accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates,” we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Central Bank of Argentina (BCRA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

In the course of Argentine market transactions, there are a number of other types of U.S. dollar rates that may differ from the BCRA-calculated official rate. In the event that financial information is translated into the presentation currency using a non-official exchange rate, the consolidated figures of our Operation in Argentina may be affected.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
09.30.2023	895.60	178.84	2.56	0.122
12.31.2022	855.86	164.03	4.83	0.116
09.30.2022	960.24	177.61	6.52	0.135

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PYG
09.30.2023	821.36	164.15	0.113
09.30.2022	859.53	167.55	0.124

For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU). Cash-generating unit’s recoverable amount has been determined on the basis of its value in use.

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been assigned, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile;

-	Operation in Argentina;

-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);

-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset’s carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2022 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2022 Discount rates
Argentina	33.1%
Chile	9.3%
Brazil	10.5%
Paraguay	11.3%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by management. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and less developed categories such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates by operation, which range from 0.3% to 0.9% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

2In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 26 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 200 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2023-2027

After modeling and valuing the different CGUs in the annual impairment process that the Company performs, as a result of the tests performed as of December 31, 2022, no impairment were identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Thus, despite the deterioration in macroeconomic conditions experienced by the economic conditions of the countries in which operations are carried out, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

During the 2023 period, no impairment indicators have been identified.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group’s business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group’s financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group’s consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group’s financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group’s financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses).”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under “Other income and losses”. The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or

-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.17	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor, nor does it have variable payments as lessee.

2.18	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that would be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.19	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20	Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.21	Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders’ Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company’s consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

2.22	Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2	Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.22.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.22.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.22.5	Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.22.6.	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At year-end there have been no modifications to the agreements.

Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23	New Standards, Interpretations and Amendments to IFRS

2.23.1	New Standards, Interpretations and Amendments for annual periods beginning on January 1, 2023

IFRS 17 “Insurance Contracts”. Issued in May 2017, it replaces the current IFRS 4. IFRS 17 will primarily change the accounting for all entities that issue insurance contracts and investment contracts with discretionary participation features. The standard applies to annual periods beginning on or after January 1, 2023.

Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, issued in February 2021. The amendments are intended to improve disclosures of accounting policies and help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies. This standard should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 12 - Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction. Issued in May 2021, this amendment requires companies to recognize deferred taxes on transactions that, on initial recognition, result in equal amounts of taxable and deductible temporary differences. This amendment should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 12 “Income taxes” on international tax reform - Pillar two model rules. Issued in May 2023, this amendment provides companies with a temporary exemption from accounting for deferred taxes arising from the international tax reform of the Organization for Economic Cooperation and Development (OECD). The amendments also introduce specific disclosure requirements for affected companies. This standard should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 1 “Presentation of Financial Statements” on classification of liabilities. This amendment clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity’s expectations or events after the reporting date (e.g., receipt of a waiver or covenant breach). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability. The amendment should be applied retrospectively in accordance with IAS 8. Effective date of initial application January 1, 2023.

Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 Comparative Information. This amendment is an amendment of limited scope to the transition requirements of IFRS 17, Insurance Contracts, which provides insurers with an option aimed at improving the usefulness of the information for investors on the initial application of the new Standard. The amendment relates only to the transition of insurers to the new Standard, it does not affect any other requirements of IFRS 17.

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the consolidated financial statements of the Company.

2.23.2	New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2024

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards:

Amendment to IAS 1 “Non-current liabilities with covenants”. Issued in January 2022, the amendment aims to improve the information that an entity provides when the payment terms of its liabilities may be deferred depending on compliance with covenants within twelve months after the date of issuance of the financial statements.

Amendment to IFRS 16 “Leases” on sale and leaseback. Issued in September 2022, this amendment explains how an entity should recognize the rights to use the asset and how the gains or losses arising from the sale and leaseback should be recognized in the financial statements.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” on supplier financing arrangements. Published in May 2023, these amendments require disclosures to improve the transparency of supplier financing arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

Amendments to IAS 21 - Non-convertibility. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not convertible into another currency for a specific purpose at the measurement date. A currency is convertible into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or convertibility mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of convertibility as mentioned above. Early adoption is allowed.

The Company’s management is evaluating the contexts of the standards, interpretations and amendments described above in the period of their first application.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operations by segment according to IFRS is as follows:

For the period ended September 30, 2023	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	859,500,160	507,795,693	501,778,512	154,610,186	(2,682,588)	2,021,001,963
Cost of sales	(574,618,982)	(263,635,726)	(311,356,991)	(85,918,250)	2,930,088	(1,232,599,861)
Distribution expenses	(72,220,823)	(68,713,132)	(37,312,958)	(8,965,897)	-	(187,212,810)
Administrative expenses	(138,692,378)	(104,390,817)	(83,040,219)	(23,091,401)	-	(349,214,815)
Financial income	9,089,511	9,897,052	7,443,760	613,577	-	27,043,900
Financial costs	(23,302,595)	(7,135,351)	(21,288,168)	-	-	(51,726,114)
Share of entity in income of associates accounted for using the equity method, total	(1,378,531)	-	1,373,230	-	-	(5,301)
Income tax expense	(21,029,489)	(25,690,479)	(13,573,954)	(4,403,001)	-	(64,696,923)
Oher income (expenses)	(27,053,298)	(10,708,571)	(8,195,070)	(3,079,599)	-	(49,036,538)
Net income of the segment reported	10,293,575	37,418,669	35,828,142	29,765,615	247,500	113,553,501

Depreciation and amortization	32,773,124	26,976,123	23,805,966	9,936,829	(247,500)	93,244,542

Current assets	483,538,026	114,892,446	228,789,116	65,262,757	-	892,482,345
Non-current assets	783,625,576	273,937,666	637,347,449	278,202,215	-	1,973,112,906
Segment assets, total	1,267,163,602	388,830,112	866,136,565	343,464,972	-	2,865,595,251

Carrying amount in associates and joint ventures accounted for using the equity method, total	48,651,947	-	43,442,286	-	-	92,094,233

Segment disbursements in non-monetary assets	70,584,319	29,574,703	37,792,203	13,209,872	-	151,161,097

Current liabilities	244,354,183	125,127,306	199,400,691	42,290,874	-	611,073,054
Non-current liabilities	885,020,989	33,880,597	355,314,942	17,387,907	-	1,291,604,435
Segment liabilities, total	1,129,375,172	159,007,903	554,715,633	59,678,781	-	1,902,777,489

Cash flows (used in) provided by in Operating Activities	146,206,624	(9,805,355)	54,681,265	7,314,864	-	198,397,398
Cash flows (used in) provided by Investing Activities	(160,004,879)	(29,574,283)	122,759,570	(14,100,104)	-	(80,919,696)
Cash flows (used in) provided by Financing Activities	16,190,206	28,776,900	(209,041,702)	-	-	(164,074,596)

For the period ended September 30, 2022	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	790,999,293	552,478,836	444,024,072	148,921,386	-3,742,687	1,932,680,900
Cost of sales	(524,652,732)	(295,768,295)	(283,187,781)	(82,271,606)	3,742,687	(1,182,137,727)
Distribution expenses	(66,932,689)	(75,110,260)	(34,408,843)	(8,751,034)	-	(185,202,826)
Administrative expenses	(125,421,506)	(104,051,203)	(73,414,857)	(23,060,715)	-	(325,948,281)
Financial income	14,549,929	9,183,354	7,440,740	599,837	-	31,773,860
Financial costs	(20,637,600)	(1,538,814)	(22,037,596)	-	-	(44,214,010)
Share of entity in income of associates accounted for using the equity method, total	1,396,163	-	(1,111,103)	-	-	285,060
Income tax expense	(18,464,251)	(29,225,175)	(14,053,652)	(4,296,390)	-	(66,039,468)
Oher income (expenses)	(64,944,930)	(17,717,441)	12,895,849	117,708	-	(69,648,814)
Net income of the segment reported	(14,108,323)	38,251,002	36,146,829	31,259,186	-	91,548,694

Depreciation and amortization	29,188,697	27,858,623	22,793,858	9,647,132	-	89,488,310
					-
Current assets	490,229,082	124,301,921	218,998,887	79,037,406	-	912,567,296
Non-current assets	747,012,429	282,369,511	803,235,042	307,563,684	-	2,140,180,666
Segment assets, total	1,237,241,511	406,671,432	1,022,233,929	386,601,090	-	3,052,747,962

Carrying amount in associates and joint ventures accounted for using the equity method, total	54,413,194	-	44,405,795	-	-	98,818,989

Segment disbursements of non-monetary assets	60,136,944	33,102,127	27,882,446	14,266,003	-	135,387,520

Current liabilities	253,748,613	121,235,274	128,814,822	52,093,714	-	555,892,423
Non-current liabilities	851,910,999	27,826,962	595,722,736	19,121,353	-	1,494,582,050
Segment liabilities, total	1,105,659,612	149,062,236	724,537,558	71,215,067	-	2,050,474,473

Cash flows (used in) provided by in Operating Activities	155,603,586	26,849,958	39,524,024	21,297,795	-	243,275,363
Cash flows (used in) provided by Investing Activities	46,453,089	(33,102,127)	(27,882,446)	(14,779,345)	-	(29,310,829)
Cash flows (used in) provided by Financing Activities	(250,753,870)	4,826,626	(2,289,939)	(242,242)	-	(248,459,425)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	09.30.2023	12.31.2022
	ThCh$	ThCh$
Cash	487,726	203,931
Bank balances	111,389,701	108,486,568
Other fixed rate instruments	112,898,538	182,991,488
Cash and cash equivalents	224,775,965	291,681,987

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash.. There are no restrictions for significant amounts available to cash.

By currency	09.30.2023	12.31.2022
	ThCh$	ThCh$
USD	32,524,503	14,266,343
EUR	469,857	870,613
ARS	4,180,022	29,215,288
CLP	112,420,036	138,205,025
PYG	30,395,844	39,201,097
BRL	44,785,700	69,923,621
Cash and cash equivalents	224,775,962	291,681,987

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	09.30.2023	12.31.2022	09.30.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	64,094,785	92,838,315	2,995,926	3,317,778
Financial assets at fair value (2)	3,500,429	170,206,554	68,777,520	75,297,737
Other financial assets measured at amortized cost (3)	-	-	17,350,605	16,237,196
Total	67,595,214	263,044,869	89,124,051	94,852,711

(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	09.30.2023	12.31.2022	09.30.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	11,726,294	6,059,201	1,765,490	1,074,940
Tax credit remainder (1)	1,355,443	905,826	44,974,853	40,922,425
Judicial deposits	-	-	16,845,652	15,723,829
Others (2)	12,121,575	19,991,973	2,150,898	1,951,072
Total	25,203,312	26,957,000	65,736,893	59,672,266

(1)	In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys’ fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause (“Subscription Agreement for Shares and Exhibits”), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand. At the closing of these financial statements the value to be transferred to the former shareholders of Ipiranga is CLP 30,434,275 or BRL 170,176 (CLP 27,309,519 at December 31, 2022 or BRL 166,491). The liability is recorded in other non-financial liabilities (Note 20).

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	09.30.2023	12.31.2022	09.30.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	214,729,809	238,146,331	74,819	56,781
Other debtors	31,464,774	39,798,245	274,845	483,139
Other accounts receivable	2,653,541	1,825,710	-	-
Total	248,848,124	279,770,286	349,664	539,920

	Current		Non-current
Trade debtors and other accounts receivable, Gross	09.30.2023	12.31.2022	09.30.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	219,873,696	242,638,974	74,819	56,781
Other debtors	31,610,951	40,206,431	274,845	483,139
Other accounts receivable	2,747,970	1,921,211	-	-
Total	254,232,617	284,766,616	349,664	539,920

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	09.30.2023	12.31.2022
	ThCh$	ThCh$
Less than one month	205,754,602	229,587,868
Between one and three months	5,659,734	4,577,833
Between three and six months	2,723,742	2,418,252
Between six and eight months	4,505,844	5,392,862
Older than eight months	1,304,593	718,940
Total	219,948,515	242,695,755

The Company has approximately 292,153 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 70,000 in Chile, 84,153 in Brazil, 67,580 in Argentina and 70,420 in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	09.30.2023
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	205,754,602	(336,938)	0.16%
Between one and three months	5,659,734	(615,508)	10.88%
Between three and six months	2,723,742	(588,458)	21.60%
Between six and eight months	4,505,844	(3,068,173)	68.09%
Older than eight months	1,304,593	(534,810)	40.99%
Total	219,948,515	(5,143,887)

	12.31.2022
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	229,587,868	(701,701)	0.31%
Between one and three months	4,577,833	(431,630)	9.43%
Between three and six months	2,418,252	(786,856)	32.54%
Between six and eight months	5,392,862	(2,402,146)	44.54%
Older than eight months	718,940	(170,310)	23.69%
Total	242,695,755	(4,492,643)

The movement in the allowance for expected credit losses is presented below:

	09.30.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	4,492,643	4,711,371
Increase (decrease)	(317,713)	(150,671)
Provision reversal	(794,332)	(654,381)
Increase (decrease) for changes of foreign currency	1,763,289	586,324
Sub – total movements	651,244	(218,728)
Ending balance	5,143,887	4,492,643

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	09.30.2023	12.31.2022
	ThCh$	ThCh$
Raw materials (1)	102,876,753	104,833,902
Finished goods	128,884,972	114,164,680
Spare parts and supplies	30,703,429	27,109,494
Work in progress	178,196	216,164
Other inventories	5,210,086	4,020,372
Obsolescence provision (2)	(5,211,456)	(4,457,956)
Total	262,641,980	245,886,656

The cost of inventory recognized as cost of sales amounts to CLP 1,016,382,735 thousand and CLP 995,465,541 thousand as of September 30, 2023 and 2022, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	09.30.2023	12.31.2022
	ThCh$	ThCh$
Monthly provisional payments	17,462,770	25,428,344
Tax credits	30,611,302	6,640,888
Recoverable taxes from prior years	127,889	473,424
Surplus Tax Credit	6,192,320	6,387,530
Other Recoverable Taxes	-	396,241
Total	54,394,281	39,326,427

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	09.30.2023	12.31.2022
	ThCh$	ThCh$
Income tax expense	9,538,136	14,615,447
Tax credit	6,733	-
Others	5,253	-
Total	9,550,122	14,615,447

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1       Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	09.30.2023	09.30.2022
	ThCh$	ThCh$
Current income tax expense	(59,643,170)	(42,814,303)
Current tax adjustment previous period	(126,754)	298,946
Foreign dividends tax withholding expense	(18,816,819)	(11,606,992)
Other current tax expense (income)	-	-
Current income tax expense	(78,586,743)	(54,122,349)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	13,889,820	(11,917,119)
Expense (income) for deferred taxes	13,889,820	(11,917,119)
Total income tax expense	(64,696,923)	(66,039,468)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	30.09.2023	30.09.2022
	ThCh$	ThCh$
Current taxes
Foreign	(28,033,160)	(41,052,395)
National	(50,553,582)	(13,069,954)
Current tax expense	(78,586,742)	(54,122,349)
Deferred taxes
Foreign	(15,634,275)	(6,522,822)
National	29,524,094	(5,394,297)
Deferred tax expense	13,889,819	(11,917,119)
Income tax expense	(64,696,923)	(66,039,468)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	09.30.2023	09.30.2022
	ThCh$	ThCh$
Net income before taxes	178,250,424	157,588,162
Tax expense at legal rate (27.0%)	(48,127,614)	(42,548,804)
Effect of tax rate in other jurisdictions	(2,746,837)	(3,080,852)
Permanent differences:
Withholding and other non-taxable income	(18,791,367)	17,029,219
Non-deductible expenses	(1,918,167)	(2,299,672)
Tax effect on excess tax provision in previous periods	(552,159)	(91,171)
Tax effect of price-level restatement for Chilean companies	(5,616,083)	(26,260,533)
Subsidiaries tax withholding expense and other legal tax debits and credits	13,055,304	20,138,256
Adjustments to tax expense	13,822,472	(20,409,813)
Tax expense at effective rate	(64,696,923)	(66,039,469)
Effective rate	36.3%	41.9%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2023	2022
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	09.30.2023		12.31.2022
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,395,917	57,308,185	5,351,293	(58,230,728)
Obsolescence provision	1,995,997	-	1,871,168	-
ICMS exclusion credit	5,022,228	-	2,686,693	-
Employee benefits	4,929,052	(231)	5,033,868	(3,348)
Provision for severance indemnity	3,063,511	(11,749)	2,789,893	(42,264)
Tax loss carry forwards (1)	2,930,800	-	5,569,124	-
Tax goodwill Brazil	-	(14,551,452)	-	(9,081,512)
Contingency provision	26,930,567	-	27,145,591	-
Foreign Exchange differences (2)	2,872,129	-	11,478,538	-
Allowance for doubtful accounts	849,166	-	803,608	-
Coca-Cola incentives (Argentina)	106,581	-	633,919	-
Assets and liabilities for placement of bonds	-	(574,144)	-	(610,594)
Financial expense	-	(2,404,099)	-	(1,894,010)
Lease liabilities	2,297,888	-	1,874,166	-
Inventories	1,356,333	-	1,312,833	-
Distribution rights	-	(160,689,794)	-	(154,669,995)
Hedge derivatives	-	-	-	-
Prepaid income	4,915,397	(109,228)	5,339,265	(8,287)
Spare parts	-	(6,635,667)	-	(4,142,782)
Intangibles	79,002	(8,311,336)	69,395	(7,388,202)
Others	2,703,855	(4,072,455)	5,282,818	(4,520,673)
Subtotal	65,448,422	(254,668,340)	77,242,172	(240,592,395)
Offsetting of deferred tax assets/(liabilities)	(62,791,096)	62,791,096	(74,813,839)	74,813,839
Total assets and liabilities net	2,657,326	(191,877,244)	2,428,333	(165,778,556)

(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.

(2)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.

Deferred tax account movements are as follows:

Movement	09.30.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	(163,350,223)	(166,596,100)
Increase (decrease) in deferred tax	(16,844,941)	8,090,171
Increase (decrease) due to foreign currency translation(*)	(9,024,754)	(4,844,294)
Total movements	(25,869,695)	3,245,877
Ending balance	(189,219,918)	(163,350,223)

(*) Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	09.30.2023	12.31.2022
	ThCh$	ThCh$
Construction in progress	78,094,276	49,169,567
Land	108,680,927	104,906,878
Buildings	377,572,233	337,689,681
Plant and equipment	769,311,954	693,153,093
Information technology equipment	38,980,678	34,992,575
Fixed installations and accessories	58,855,899	69,798,556
Vehicles	80,881,732	75,759,020
Leasehold improvements	391,412	362,243
Rights of use	89,251,580	73,946,435
Other properties, plant and equipment (1)	501,079,238	448,561,681
Total Property, plant and equipment, gross	2,103,099,929	1,888,339,729

Accumulated depreciation of Property, plant and equipment	09.30.2023	12.31.2022
	ThCh$	ThCh$
Buildings	(138,496,703)	(117,237,092)
Plant and equipment	(546,901,803)	(499,070,234)
Information technology equipment	(30,603,481)	(27,257,028)
Fixed installations and accessories	(39,238,155)	(44,057,493)
Vehicles	(51,042,322)	(44,600,066)
Leasehold improvements	(335,059)	(282,057)
Rights of use	(64,622,345)	(53,350,442)
Other properties, plant and equipment (1)	(345,838,772)	(304,264,058)
Total accumulated depreciation	(1,217,078,640)	(1,090,118,470)
Total Property, plant and equipment, net	886,021,289	798,221,259

(1) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	09.30.2023	12.31.2022
	ThCh$	ThCh$
Bottles	48,872,133	46,351,209
Marketing and promotional assets (market assets)	77,087,840	70,149,875
Other Property, plant and equipment	29,280,493	27,796,539
Total	155,240,466	144,297,623

11.1       Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2023	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
Additions	67,843,511	-	65,139	24,237,865	1,084,280	6,248	130,803	6,248	36,450,769	-	129,824,863
Right-of use additions	-	-	-	-	-	-	-	-	-	11,564,949	11,564,949
Disposals	-	-	(7,284)	(286,736)	(1,192)	-	(17,241)	-	(1,197,521)	(411,490)	(1,921,464)
Transfers between items of Property, plant and equipment	(42,334,122)	-	6,754,468	14,508,057	1,533,558	2,660,149	2,273,789	-	13,563,835	1,040,266	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,252,316)	(25,495,057)	(2,447,533)	(2,083,836)	(4,784,266)	(33,949)	(38,668,213)	-	(80,765,170)
Amortization	-	-	-	-	-	-	-	-	-	(8,180,012)	(8,180,012)
Increase (decrease) due to foreign currency translation differences	2,631,678	3,774,049	11,519,562	10,200,760	480,776	735,854	1,460,003	3,868	6,941,330	1,065,420	38,813,300
Other increase (decrease) (2)	783,642	-	7,543,372	5,162,403	(8,239)	(7,441,734)	(382,632)	-	(6,147,357)	(1,045,891)	(1,536,436)
Total movements	28,924,709	3,774,049	18,622,941	28,327,292	641,650	(6,123,319)	(1,319,544)	(23,833)	10,942,843	4,033,242	87,800,030
Ending balance al 09.30.2023	78,094,276	108,680,927	239,075,530	222,410,151	8,377,197	19,617,744	29,839,410	56,353	155,240,466	24,629,235	886,021,289

Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	12,679,462	(4,572,846)	8,106,616
Plant and Equipment	47,176,523	(34,220,927)	12,955,596
IT equipment	1,278,055	(1,247,292)	30,763
Motor vehicles	10,304,082	(9,978,819)	325,263
Others	17,813,458	(14,602,461)	3,210,997
Total	89,251,580	(64,622,345)	24,629,235

Lease liabilities interest expenses at the closing of the period reached ThCh$ 1,917,444

(1)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2022	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
Additions	75,269,957	-	867,990	21,280,010	922,233	74,995	636,420	10,275	68,730,337	-	167,792,217
Right-of use additions	-	-	-	-	-	-	-	-	-	5,883,061	5,883,061
Disposals	(32,456)	-	(16,174)	(538,429)	(15,105)	-	(4,522)	-	(2,249,837)	(67,398)	(2,923,921)
Transfers between items of Property, plant and equipment	(84,598,804)	159,232	10,014,587	33,485,897	3,487,406	3,384,472	16,037,695	51,403	17,940,342	37,770	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(8,477,029)	(35,372,214)	(2,641,086)	(3,365,827)	(5,524,208)	(68,741)	(49,526,391)	-	(104,975,496)
Amortization	-	-	-	-	-	-	-	-	-	(9,993,249)	(9,993,249)
Increase (decrease) due to foreign currency translation differences	4,263,117	3,461,539	11,105,445	7,324,221	43,790	1,282,713	852,241	10,324	6,450,271	1,235,657	36,029,318
Other increase (decrease) (1)	(2,012,841)	-	3,614,645	(1,748,181)	325,092	1,265,589	(23,272)	(36,364)	(11,200,643)	(153,823)	(9,969,798)
Total movements	(7,111,027)	3,620,771	17,109,464	24,431,304	2,122,330	2,641,942	11,974,354	(33,103)	30,144,079	(3,057,982)	81,842,132
Ending balance al 12.31.2022	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259

Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	6,694,251	(3,452,700)	3,241,551
Plant and Equipment	47,377,683	(33,624,676)	13,753,007
IT Equipment	1,214,851	(1,081,741)	133,110
Motor vehicles	9,395,320	(6,066,615)	3,328,705
Others	9,264,330	(9,124,710)	139,620
Total	73,946,435	(53,350,442)	20,595,993

Lease liabilities interest expenses at the closing of the period reached ThCh$ 2,092,868.

(1)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					09.30.2023		12.31.2022
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	5,248,722	-	10,852,709	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	-	109,318	15,444	109,318
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	-	-	237,439	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	719,240	-	745,048	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	-	-	925,189	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	2,823,786	-	2,048,054	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	119,639	-	143,002	-
76.140.057-6	Monster	Associate	Chile	CLP	112,085	-	86,492	-
79.826.410-9	Guallarauco	Associate	Chile	CLP	-	-	8,790	-

Total					9,023,472	109,318	15,062,167	109,318

12.2       Accounts payable:

					09.30.2023		12.31.2022
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	23,268,581	-	32,205,880	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	37,687,437	7,949,476	30,998,682	10,354,296
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	5,732,657	-	8,186,248	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	11,759,842	-	8,587,487	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	193,094	-	232,216	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,942,543	-	3,811,908	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	602,113	-	1,089,592	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	-	-	589,127	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	136,520	-	628,842	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	66,477	-	2,198,317	-
Foreign	Monster Energy Company – USA	Shareholder related	Argentina	PYG	1,448,738	-	28,910	-
Foreign	Monster Energy Company – USA	Shareholder related	Argentina	PGY	33,755	-
Foreign	The Coca-Cola Company	Shareholder	Paraguay	PYG	3,921,803	-	1,690,858	-
Total					86,907,283	7,949,476	90,248,067	10,354,296

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	Accumulated at 09.30.2023	Accumulated at 12.31.2022
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	158,936,353	198,045,624
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	4,662,729	5,958,076
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	850,018	9,980,390
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	-	47,262
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	15,478,790	24,441,192
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	23,893,192	33,637,921
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	692,427	2,270,006
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sales of services and others	CLP	-	13,914
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	8,283,781	9,391,000
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging / raw materials	CLP	8,542,012	13,360,534
93.281.000-K	Coca Cola Embonor S.A.	Common shareholder	Chile	Sales of finished products	CLP	54,295,176	79,205,926
93.281.000-K	Coca Cola Embonor S.A.	Common shareholder	Chile	Sales of services and others	CLP	360,722	585,448
93.281.000-K	Coca Cola Embonor S.A.	Common shareholder	Chile	Sale of inputs and materials	CLP	257,235	956,036
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	-	589,127
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sales of finished products	CLP	5,627,609	5,807,466
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of inputs and materials	CLP	358,586	204,933
94.627.000-8	Parque Arauco S.A	Director related	Chile	Leas of space	CLP	143,308	101,981
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	82,950,595	100,199,500
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	119,205,606	159,807,006
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, prizes and others	ARS	190,691	3,002,061
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	85,463	96,511
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	5,779	636,938
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	1,471,029	419,515
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	-	93,320
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Sales of services and others	CLP	-	288,264
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	3,222,736	4,306,419
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of commissions and services	ARS	845,331	4,128,865
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	679,894	2,107,354
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Servicios de Marketing	ARS	77,326	286,488
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	192,199	368,127
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	49,380	781,901
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	9,575,426	12,867,822
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	395,713	4,512,714
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	14,956,843	25,440,668
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising	CLP	1,491,434	2,367,626
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	-	619,419
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	300,067	952,699
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	4,396,965	6,776,225
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda	Affiliate	Brazil	Purchase of products	BRL	2,437,919	2,352,550
33-0520613	Monster Energy Company - USA	Affiliate	USA	Purchase of advertising materials	CLP	116,139	-
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of administrative services	CLP	1,751,982	-
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Finished products	CLP	28,070,610	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	09.30.2023	09.30.2022
	ThCh$	ThCh$
Executive wages, salaries and benefits	7,685,973	6,566,135
Director allowances	1,251,500	1,170,000
Total	8,937,473	7,736,135

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	09.30.2023	12.31.2022
	ThCh$	ThCh$
Accrued vacation	24,354,416	25,773,244
Participation in profits and bonuses	23,939,639	22,618,562
Severance indemnity	17,994,377	17,409,793
Total	66,288,432	65,801,599

	ThCh$	ThCh$
Current	45,631,037	48,391,806
Non-current	20,657,395	17,409,793
Total	62,288,432	65,801,599

13.1       Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	09.30.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	17,409,793	14,982,928
Service costs	1,029,304	1,018,080
Interest costs	764,808	737,566
Actuarial variations	304,784	2,905,020
Benefits paid	(1,514,313)	(2,233,801)
Total	17,994,377	17,409,793

13.1.1       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	09.30.2023	12.31.2022
Discount rate	1.71%	1.71%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2       Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	09.30.2023	09.30.2022
	ThCh$	ThCh$
Wages and salaries	218,019,456	212,259,598
Employee benefits	58,242,068	49,376,292
Severance benefits	5,065,028	4,930,288
Other personnel expenses	15,068,053	14,919,293
Total	296,394,605	281,485,471

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1       Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	09.30.2023	12.31.2022	09.30.2023	112.31.2022
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	19,534,970	23,519,277	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	13,438,538	8,460,307	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,503,154	1,293,219	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	59,341	55,072	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	27,132,070	26,694,836	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	1,309,025	1,971,055	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	29,117,135	30,350,832	35.00%	35.00%
Total				92,094,233	92,344,598

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2       Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	09.30.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	92,344,598	91,489,194
Dividends declared	(2,500,000)	(4,383,645)
Share in operating income	285,002	2,118,728
Other increase (decrease) in investments in associates*	1,964,633	3,120,321
Ending balance	92,094,233	92,344,598

*Mainly due to foreign exchange rates

The main movement is explained by dividends declared in 2023 and 2022 corresponding to Envases CMF S.A.

14.3           Reconciliation of share of profit in investments in associates:

Description	09.30.2023	09.30.2022
	ThCh$	ThCh$
Share in operating income	285,002	782,380
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(431,570)	(439,837)
Goodwill amortization of CCDV S.A. preferred shares	141,267	(57,483)
Income statement balance	(5,301)	285,060

14.4           Summary financial information of associates:

The tables below reflect the amounts presented in the financial statements of the relevant associates and not the Company’s share of those amounts.

At September 30, 2023

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	50,551,602	28,454,734	-	24,398	81,570,333	20,068,864	24,638,155
Long term assets	54,288,380	100,171,432	13,279,130	344,045	60,922,355	28,559,880	71,010,309
Total assets	104,839,982	128,626,166	13,279,130	368,443	142,672,688	46,628,744	95,648,465
Short term liabilities	38,784,417	15,568,497	-	220,088	15,400,389	13,611,463	11,237,592
Long term liabilities	26,985,626	45,998,072	33	-	14,060,365	13,128,640	1,219,480
Total liabilities	65,770,043	61,566,569	33	220,088	29,460,754	26,740,103	12,457,072
Total Equity	39,069,939	67,059,597	13,279,097	148,355	113,211,934	21,888,641	83,191,392
Total revenue from ordinary activities	68,151,844	(38,951,715)	721,872	144,777	62,310,001	38,829,066	20,597,215
Net income before taxes	510,109	(14,716,122)	721,872	144,777	3,802,456	(2,640,134)	(5,429,902)
Net income after taxes	376,266	3,432,816	-	144,777	1,280,751	(2,393,570)	(4,095,326)
Other comprehensive income	-	1,600,725	-	-	(93,392,120)	(47,075)	-
Total comprehensive income	-	4,943,341	721,872	144,777	(91,111,359)	(2,440,645)	-

Reporting date (See Note 2.3)	09.30.2023	08.31.2023	08.31.2023	08.31.2023	08.31.2023	08.31.2023	08.31.2023

At December 31, 2022

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S,A,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	63,615,517	41,997,646	-	22,376	77,547,906	22,235,713	26,927,496
Long term assets	52,964,004	89,524,823	11,424,515	317,159	54,195,351	27,128,282	75,247,746
Total assets	116,579,521	131,522,469	11,424,515	339,535	131,743,257	49,363,995	102,175,242
Short term liabilities	45,222,022	21,366,336	-	201,853	16,269,385	14,693,964	9,038,769
Long term liabilities	24,318,944	45,013,681	31	-	11,698,126	12,270,207	5,480,067
Total liabilities	69,540,966	66,380,017	31	201,853	27,967,511	26,964,171	14,518,836
Total Equity	47,038,555	65,142,452	11,424,484	137,682	103,775,746	22,630,444	87,656,406
Total revenue from ordinary activities	97,834,148	-741	782,772	134,401	65,797,238	45,104,125	25,249,336
Net income before taxes	6,640,224	478,458	782,772	134,401	3,804,172	(5,105,685)	(896,914)
Net income after taxes	5,517,062	243,170	782,772	134,401	1,427,601	(5,067,707)	163,561
Other comprehensive income	-	9,680,320	-	-	1,522	275,534	-
Total comprehensive income	5,517,062	9,923,490	782,772	134,401	1,429,123	(4,792,173)	163,561

Reporting date (See Note 2.3)	12.31.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	12.31.2022

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	September 30, 2023			December 31, 2022
Description	Gross value	Accumulated Amortization / Impairment	Net value	Gross value	Accumulated Amortization / Impairment	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	670,125,587	(1,451,000)	668,674,587	645,684,416	(1,451,000)	644,233,416
Software	63,847,457	(41,353,746)	22,493,711	56,968,738	(36,205,387)	20,763,351
Water rights	587,432	-	587,432	479,825	(40,723)	439,102
Trademarks indefinite useful life (2)	6,259,685	-	6,259,685	5,741,054	-	5,741,054
Trademarks definite useful life (3)	1,297,378	(844,305)	453,073	1,297,378	(703,388)	593,990
Others	553,092	(545,117)	7,975	507,928	(499,953)	7,975
Total	742,670,631	(44,194,168)	698,476,463	710,679,339	(38,900,451)	671,778,888

(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September, 2021 Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

Distribution rights	09.30.2023	12.31.2022
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	302,814,149	302,814,149
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and Investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	180,636,633	165,670,430
Paraguay	181,803,507	172,548,023
Argentina (North and South)	3,420,298	3,200,814
Total	668,674,587	644,233,416

The movement and balances of identifiable intangible assets are detailed as follows:

	September 30, 2023
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888
Additions	-	4,965,246	148,330	-	-	-	5,113,576
Amortization /Impairment	-	(4,158,442)	-	-	(140,918)	-	(4,299,360)
Other increases (decreases) (1)	24,441,171	923,557	-	518,631	-	-	25,883,359
Ending balance	668,674,587	22,493,711	587,432	6,259,685	453,072	7,975	698,476,463

	December 31, 2022
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	640,056,747	13,064,962	422,221	5,297,760	781,878	7,975	659,631,543
Additions	-	12,020,412	16,881	-		-	12,037,293
Amortization /Impairment	-	(4,208,798)	-	-	(187,888)	-	(4,396,686)
Other increases (decreases) (1)	4,176,669	(113,225)	-	443,294	-	-	4,506,738
Ending balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2023	Foreign currency translation differences where functional currency is different from presentation currency	09.30.2023
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	66,941,508	5,955,098	72,896,606
Argentine operation	46,254,831	3,171,759	49,426,590
Paraguayan operation	7,324,560	392,888	7,717,448
Total	129,023,922	9,519,745	138,543,667

Cash Generating Unit	01.01.2022	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2022
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	61,851,449	5,090,059	66,941,508
Argentine operation	39,976,392	6,278,439	46,254,831
Paraguayan operation	7,712,036	(387,476)	7,324,560
Total	118,042,900	10,981,022	129,023,922

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	26,253,647	688,800	13,324,805	13,366,211
Bonds payable, net (1) (Note 17.2)	19,241,292	340,767,980	945,334,024	763,368,160
Bottle guaranty deposits	15,609,815	16,427,144	-	-
Derivative contract liabilities (Note 17.3)	301,475	2,317,577	37,830,966	112,175,058
Lease liabilities (Note 17.4.1 - 2)	7,986,145	7,100,579	16,718,270	15,892,629
Total	69,392,374	367,302,080	1,013,208,065	904,802,058

(1) Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	09.30.2023	09.30.2023	12.31.2022	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	224,775,962	224,775,962	291,681,987	291,681,987
Financial assets at fair value (1)	3,400,289	3,400,289	170,206,554	170,206,554
Trade debtors and other accounts receivable (2)	248,848,124	248,848,124	279,770,286	279,770,286
Accounts receivable related companies (2)	9,023,472	9,023,472	15,062,167	15,062,167
Bank liabilities (2)	5,005,265	5,071,234	688,800	107,114
Bonds payable (2)	19,241,292	18,860,301	340,767,980	339,666,507
Bottle guaranty deposits (2)	15,648,777	15,648,777	16,427,144	16,427,144
Forward contracts liabilities (see Note 22) (1)	301,475	301,475	2,317,577	2,317,577
Leasing agreements (2)	7,986,145	7,986,145	7,100,579	7,100,579
Accounts payable (2)	357,648,545	357,648,545	384,801,630	384,801,630
Accounts payable related companies (2)	86,907,283	86,907,283	90,248,067	90,248,067

Non-current	09.30.2023	09.30.2023	12.31.2022	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	68,777,520	68,777,520	75,297,737	75,297,737
Non-current accounts receivable (2)	349,664	349,664	539,920	539,920
Accounts receivable related companies (2)	109,318	109,318	109,318	109,318
Bank liabilities (2)	13,324,805	3,921,569	13,366,211	13,921,569
Bonds payable (2)	945,334,024	846,912,477	763,368,160	729,602,210
Leasing agreements (2)	16,718,270	16,718,270	15,892,629	15,892,629
Non-current accounts payable (2)	2,430,806	2,430,806	3,015,284	3,015,284
Derivative contracts liabilities (see Note 22) (1)	37,830,966	37,830,966	112,175,058	112,175,058
Accounts payable related companies (2)	265,417,665	265,417,665	10,354,296	10,354,296

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1 Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	09.30.2023	12.31.2022
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	14,016	-	14,016	28,683
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	77,103	77,103	53,350
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%		14,683	14,683	-
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	15,493	-	15,493	21,207
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	630,973	-	630,973	585,560
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	31,347		31,347
Foreign	Embotelladora del Atlántico SA	Argentina	Foreign	Banco Patagonia SA	Argentina	ARS	At maturity	111.60%	7,325,520	-	7,325,520	-
Foreign	Embotelladora del Atlántico SA	Argentina	Foreign	Nuevo Banco Santa Fe SA	Argentina	ARS	At maturity	111.50%	10,140,280	-	10,140,280	-
Foreign	Embotelladora del Atlántico SA	Argentina	Foreign	Banco Comafi SA	Argentina	ARS	At maturity	103.5%	8,004,232	-	8,004,232	-
Total											26,253,647	688,800

17.1.2 Bank liabilities, non-current

									Maturity
										More	More	More
									1 year	than 2	than 3	than 4	More
Indebted entity			Creditor entity				Type of	Nominal	up to	Up to 3	Up to 4	Up to 5	than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	years	years	years	years	09.30.2023
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,824,805	-	-	-	4,824,805
													Total	13.324.805

17.1.3 Bank liabilities, non-current previous year

									Maturity
										More	More	More
									1 year	than 2	than 3	than 4	More
Indebted entity			Creditor entity				Type of	Nominal	up to	Up to 3	Up to 4	Up to 5	than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	years	years	years	years	12.31.2022
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,866,211	-	-	-	4,866,211
													Total	13,366,211

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2        Bond obligations

On September 20, 2023, the Company issued corporate bonds in the Swiss public market for CHF 170 million. The operation consisted of a 5-year issue with bullet structure and an annual coupon of 2.7175%. Simultaneously, derivatives (Cross Currency Swaps) have been contracted through our subsidiary in Brazil (Rio de Janeiro Refrescos) to hedge 100% of the financial obligations of the bond that are denominated in Swiss francs by redenominating such liabilities to Brazilian reais.

At the end of September 2023, Andina made the principal payment of US$365 million of Senior Notes format 144A/RegS, corresponding to 100% of the debt originally placed on January 1, 2013.

	Current		Non-current		Total
Composition of bonds payable	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value [1]	19,954,246	341,478,129	953,525,139	769,765,783	953,525,139	1,104,136,139

17.2.1       Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

							Current		Non-current
	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Bonds							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	969,219	UF	6.50%	12.01.2026	Semiannually	11,708,218	10,513,470	24,177,134	28,795,438
CMF Registration 641 08.23.2010	C	1,090,909	UF	4.00%	08.15.2031	Semiannually	5,131,533	5,427,888	34,552,187	38,302,888
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.80%	08.16.2034	Semiannually	666,205	1,967,995	144,790,120	140,443,920
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	336,210	1,304,513	108,592,613	105,332,951
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	77,950	1,491,144	206,325,921	200,132,586
U.S. Bonds 2023 10.01.2013	-	365,000,000	USD	5.00%	10.01.2023	Semiannually	-	316,293,761	-	-
U.S. Bonds 2050 01.21.2020	-	300,000,000	USD	3.95%	01.21.2050	Semiannually	2,034,130	4,479,358	268,680,000	256,758,000
Swiss Bond 2023 09.20.2023	-	170,000,000	CHF	2.7175%	09.20.2028	Annual	-	-	166,467,164	-
						Total	19,954,246	341,478,129	953,525,139	769,765,783

1 Gross amounts do not include issuance expenses and discounts related to issuance.

17.2.2 Non-current maturities

		Year of maturity				Total Non-current
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	09.30.2023
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	11,678,997	12,438,137	-	-	24,117,134
CMF Registration 641 08.23.2010	C	4,936,026	4,936,027	4,936,027	19,744,107	34,552,187
CMF Registration 760 08.20.2013	D	-	-	-	144,790,120	144,790,120
CMF Registration 760 04.02.2014	E	-	-	-	108,592,613	108,592,613
CMF Registration 912 10.10.2018	F	-	-	-	206,325,921	206,325,921
U.S. Bonds 2050 01.01.2020	-	-	-	-	268,680,000	268,680,000
Swiss Bond 2023 09.20.2023	-	-	-	-	166,467,164	166,467,164
Total		16,615,023	17,374,164	4,936,027	914,599,925	953,525,139

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4      Restrictions

17.2.4.1   Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2   Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

09.30.2023
ThCh$
Average net financial debt last 4 quarters	670,217,097
Net financial debt	721,451,743
Unencumbered assets	2,766,826,980
Total unsecured liabilities	1,830,499,542
EBITDA LTM	459,974,953
Net financial expenses LTM	32,518,689

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.46 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.51 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of: /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.46 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.51 times.

•	Maintain a level of “Net Financial Coverage” greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer’s EBITDA of the last 12 months and the issuer’s Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer’s financial debt account accounted for under “Financial Costs”; and interest income associated with the issuer’s cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 14.14 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.46 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.51 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the sum of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.46 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.51 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of the date of these financial statements, the Company complies with all financial covenants.

17.3	Derivative contract obligations

Please see details in Note 22.

17.4	Liabilities for leasing agreements

17.4.1	Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Amortization	Nominal	Up to	90 days up to	at	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	90 days	1 year	09.30.2023	12.31.2022
								ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	305,002	972,969	1,277,971	1,069,428
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	35,436	110,312	145,748	121,291
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	156,071	420,115	576,186	155,613
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	81,602	239,148	320,750	299,362
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	90,793	272,379	363,172	497,308
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	USD	Monthly	50.00%	524,069	176,285	700,354	622,574
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	ARS	Monthly	12.00%	28,099	-	28,099	123,253
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	12.00%	246,137	408,095	654,232	-
VJ S.A.	Chile	76.080.198-4	De Lage Landen Chile S.A.	Chile	USD	Linear	6.41%	158,140	483,515	641,655	588,820
Vital Aguas S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	2.77%	189,253	-	189,253	998,501
Envases Central S.A:	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	6.56%	586,078	603,428	1,189,506	602,887
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	94,272	94,272	118,883
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	-	-	-	177,802
Transportes Andina Refrescos Ltda	Chile	75.563.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	243,043	739,704	982,747	932,903
Transportes Andina Refrescos Ltda	Chile	82.275.700-0	Arrendamiento de Maquinaria SpA	Chile	UF	Monthly	1.00%	79,105	236,320	315,425	309,440
Red de Transportes Comerciales S.A.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	125,260	381,515	506,775	482,514
									Total	7,986,145	7,100,579

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2	Non-current liabilities for leasing agreements

								Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	09.30.2023
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,444,108	1,631,842	1,843,981	2,083,699	1,141,330	8,144,960
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	156,898	168,901	181,821	195,731	318,288	1,021,639
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	368,584	228,749	163,327	-	-	760,660
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	300,987	99,547	32,817	8,074	-	441,425
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	726,344	-	726,344	423,701	1,876,389
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	26,928	-	-	-	26,928
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	USD	Monthly	12.00%	-	618,234	-	505,777	1,095,852	2,219,863
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A.	Chile	USD	Monthly	6.41%	330,043	-	-	-	-	330,043
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	130,647	-	-	-	-	130,647
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	107,168	-	-	-	107,168
Transportes Polar S.A.	Chile	76.536.499-k	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.24%	-	1,182,845	-	-	-	1,182,845
Transportes Andina Refrescos Ltda	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	-	475,703	-	-	-	475,703
												Total	16,718,270

17.4.3	Non-current liabilities for leasing agreements (previous year)

								Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2022
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,208,453	1,365,552	1,543,074	1,743,674	2,501,730	8,362,483
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	130,569	140,558	151,311	162,886	409,959	995,283
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	57,105	8,702	-	-	-	65,807
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	292,445	270,586	31,538	29,618	-	624,187
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	842,297	-	513,737	335,293	1,691,327
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	136,139	-	-	-	136,139
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A	Chile	USD	Monthly	12.16%	769,982		-	-	-	769,982
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	-	355,952	-	-	-	355,952
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	195,393	-	-	-	195,393
Red de Transportes Comerciales Ltda	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	-	831,235	-	-	-	831,235
Transportes Andina Refrescos Ltda	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	-	1,864,841	-	-	-	1,864,841
												Total	15,892,629

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	09.30.2023	12.31.2022
	ThCh$	ThCh$
Current	357,648,545	384,801,630
Non-current	2,430,806	3,015,284
Total	369,079,351	387,816,914

Item	09.30.2023		12.31.2022
	ThCh$		ThCh$
Trade accounts payable	243,880,673		298,298,731
Withholding tax	57,199,017		60,738,656
Others	58,999,661	(1)	28,779,527
Total	360,079,351		387,816,914

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1	Balances

The composition of provisions is as follows:

Description	09.30.2023	12.31.2022
	ThCh$	ThCh$
Litigation (1)	54,325,830	48,695,427
Total	54,325,830	48,695,427

Current	1,408,413	1,591,644
Non-current	52,917,417	47,103,783
Total	52,325,830	48,695,427

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	09.30.2023	12.31.2022
	ThCh$	ThCh$
Tax contingencies	29,393,560	27,339,444
Labor contingencies	13,105,678	11,374,753
Civil contingencies	11,826,592	9,981,230
Total	54,325,830	48,695,427

19.2	Movements

The movement of principal provisions over litigation is detailed as follows:

Description	09.30.2023	12.31.2022
	ThCh$	ThCh$
Opening balance at January 1st	48,695,427	57,412,406
Additional provisions	32,644	48,639
Increase (decrease) in existing provisions	5,136,074	6,359,467
Used provision (payments made charged to the provision)	(2,976,284)	(3,108,988)
Reversal of unused provision*	-	(15,654,522)
Increase (decrease) due to foreign exchange rate differences	3,437,969	3,638,425
Total	54,325,830	48,695,427

(*)	During 2022, the provision constituted by a defendant of the Government of the State of Rio de Janeiro related to the Advertising Contract was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current			Non-current
Description	09.30.2023		12.31.2022	09.30.2023	12.31.2022
	ThCh$		ThCh$	ThCh$	ThCh$
Dividends payable	29,110,245		29,042,469	-	-
Other	11,525,035	(1)	13,251,991	2,564,032	29,589,051
Total	40,635,280		42,294,460	2,564,032	29,589,051

(1)	Corresponds to an advance payment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed between 2022 and until 2024.

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2023	2022
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1	Capital:

	Paid-in and subscribed capital
Series	2023	2022
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•	Series A: Elects 12 of the 14 Directors.

•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2023, shareholders agreed to pay out of the 2022 earnings a final dividend additional to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which will be paid on May 9, 2023 and May 26, 2023, respectively.

The dividends declared and/or paid per share are presented below:

Approval-Payment Periods		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12.27.2022	01.27.2023	Interim	2022 Earnings	29.00	31.90
04.20.2023	05.09.2023	Final	2022 Earnings	29.00	31.90
04.20.2023	05.26.2023	Final	Accumulated earnings	50.00	55.00
07.25.2023	08.25.2023	Interim	2023 Earnings	29.00	31.90
09.27.2023	10.26.2023	Interim	2023 Earnings	29.00	31.90

21.3	Other reserves

The balance of other reserves includes the following:

Concept	09.30.2023	09.30.2022
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(543,031,852)	(392,920,683)
Cash flow hedge reserve	(19,015,764)	(42,892,430)
Reserve for employee benefit actuarial gains or losses	(8,334,781)	(6,139,103)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,569	6,014,569
Total	(137,230,770)	(8,800,589)

21.3.1	Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2	Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3	Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4	Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5	Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	09.30.2023	09.30.2022
	ThCh$	ThCh$
Brazil	(110,411,979)	(106,841,503)
Argentina	(451,973,994)	(336,371,140)
Paraguay	19,354,121	50,291,960
Total	(543,031,852)	(392,920,683)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	09.30.2023	09.30.2022
	ThCh$	ThCh$
Brazil	30,350,418	60,605,886
Argentina	(90,985,145)	(41,674,913)
Paraguay	13,086,241	29,728,432
Total	(47,548,486)	48,659,405

21.4	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership %		Shareholders’ Equity		Income
			September	September	September	September
Description	2023	2022	2023	2022	2023	2022
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	36,599	41,064	6,714	6,725
Andina Empaques Argentina S.A.	0.0209	0.0209	4,141	4,670	(503)	(274)
Paraguay Refrescos S.A.	2.1697	2.1697	6,157,969	6,843,052	645,836	678,243
Vital S.A.	35.0000	35.0000	9,157,065	8,476,526	41,300	271,585
Vital Aguas S.A.	33.5000	33.5000	2,366,192	2,108,254	93,441	28,804
Envases Central S.A.	40.7300	40.7300	7,193,971	6,367,283	254,501	397,757
Re-Ciclar S.A	40.0000	40.0000	8,671,522	4,411,629	362,245	(19,512)
Total			33,587,459	28,252,478	1,403,534	1,363,328

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	09.30.2023
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	53,405,198	58,744,769	112,149,967
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	112.84	124.12	118.48

Earnings per share	09.30.2022
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	42,945,775	47,239,591	90,185,366
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	90.74	99.81	95.28

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of this financial statement, the Company holds the following derivative instruments:

22.1	Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 9,060,128 (UF 9,340,963 as of December 31, 2022), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset as of the closing date of these financial statements of CLP 64,108,873 thousand (CLP 75,297,737 thousand as of December 31, 2022) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A. and Switzerland)

At the closing date of these financial statements, the Company has derivative contracts to secure obligations with the public issued in U.S. dollars for USD 300 million, to convert these obligations into Chilean pesos indexed by the Consumer Price Index (UF) maturing in 2050. Additionally, there are derivative contracts to secure obligations with the public issued in Swiss francs for an amount of CHF 170 million to convert this obligation into Brazilian reais maturing in 2028.

The valuation of the first contract at fair value results in a non-current liability of ThCh$ 70,305,593, as of the closing date of the financial statements (non-current liability of ThCh$ 112,175,058 as of December 31, 2022), while the valuation of the second contract at fair value results in a non-current asset of ThCh$ 4,668,646, as of the closing date of the financial statements.

In September, given that the international bond for USD 365 million matured, the corresponding derivatives used to redenominate the conditions from dollars to reais also matured and the contract was extinguished.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and Swiss francs is absorbed by the amounts recognized under comprehensive income.

22.2	Forward currency transactions expected to be very likely

During 2023 and 2022, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP, EUR/CLP and USD/GYP. At the closing date of these financial statements, outstanding contracts amount to USD 87.4 million (USD 80.2 million as of December 31, 2022).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

22.3 Fair value hierarchy

At the closing date of these financial statements, the Company held current assets for derivative contracts for CLP 72,277,949 thousand (CLP 245,504,291 thousand as of December 31, 2022) – the diminution Is explained by the termination of the Cross Currency Swaps related to the US Bond USD$365 million that was paid in September 2023 – and held current liabilities for derivative contracts for CLP 38,132,441 thousand (CLP 114,492,635 thousand as of December 31, 2022). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at September 30, 2023
	Quoted prices in active markets for
	identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	3,500,429	-	3,500,429
Other non-current financial assets	-	68,777,520	-	68,777,520
Total assets	-	72,277,949	-	72,277,949

Liabilities
Other current financial liabilities	-	301,475	-	301,475
Other non-current financial liabilities	-	37,830,966	-	37,830,966
Total Liabilities	-	38,132,441	-	38,132,441

	Fair Value Measurement at December 31, 2022
	Quoted prices in active markets for
	identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	170,206,554	-	170,206,554
Other non-current financial assets	-	75,297,737	-	75,297,737
Total assets	-	245,504,291	-	245,504,291

Liabilities
Other current financial liabilities	-	2,317,577	-	2,317,577
Other non-current financial liabilities	-	112,175,058	-	112,175,058
Total Liabilities	-	114,492,635	-	114,492,635

23 – LITIGATION AND CONTINGENCIES

23.1	Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,027,129 thousand (CLP 1,397,149 thousand as of December 31, 2022). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 148,501 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 51,890,288 thousand (CLP 45,706,634 thousand as of December 31, 2022). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 25,549,375 thousand (CLP 23,260,412 thousand as of December 31, 2022).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 2,149,682,791, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.56%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,305,780,388 at the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 572,473,620 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 123,931,972.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 532,810,170 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 945,031,306, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,367,014 thousand (CLP 1,552,353 thousand as of December 31, 2022). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 41,399 thousand (CLP 39,291, thousand as of December 31, 2022). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2	Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	09.30.2023	12.31.2022
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	101,208	98,170
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Other non-current financial assets	-	1,056,320
Mall Plaza	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	340,525	330,298
Metro S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	21,863	21,207
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	147,324	142,901
Lease agreement	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	94,750	103,711
Others	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	59,653	14,183
Several retail	Vending	Subsidiary	Cash	Trade accounts and other accounts receivable	-	61,395
Several retail	Transportes Refrescos	Subsidiary	Cash	Trade accounts and other accounts receivable	-	693
Several retail	Transportes Polar	Subsidiary	Cash	Trade accounts and other accounts receivable	17,656	22,235
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,136,151	6,605,781
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,298,307	6,457,702
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant & equipment	11,114,917	10,196,929
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	51	97
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	77	145
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	55	104
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,024	2,428
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,649	10,664
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	228	431
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	35,333	66,697
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	461	870
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	221	139
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	625	1,180
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	541
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	32,090	60,575
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,758	10,870
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,447	1,932
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	640	1,208
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	61,142	4,784
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,534	125,683
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	5,424	4,965
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	1,097	1,113
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	2,946	-

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	09.30.2023	12.31.2022
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2,579,180	1,936,493
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	11,136,553	7,616,498
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	214,877,080	186,607,491
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	150,957,798	117,027,313
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,576,963	3,280,603
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,339,218	3,423,715
Aduana de EZEIZA	Embotelladora del Atlantico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	658,369	3,791
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,968	880,984

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

At the closing date of these financial statements, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company’s largest indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF14.76 million denominated in Unidades de Fomento (“UF”), a debt indexed to inflation in Chile (the Company’s sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has indebtedness in the international market through a USD 300 million fixed-rate 144A/RegS bond issued in the US, which has been redenominated through derivatives to Unidades de Fomento (“UF”, Chilean pesos indexed to inflation) in its rate and nominal value, maintaining the structure of the bond. Additionally, in September a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed rate [CHF], which has been redenominated, through derivatives, to Brazilian reais (BRL) in its rate and notional value, maintaining the structure of the bond.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating – according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)	Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)   Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

The Company evaluates the fluctuations of the currencies used in the Operations (local currencies) with respect to the presentation currency of the financial statements through a sensitivity analysis on total assets, total liabilities and net equity in local currency.

	BRL/CLP	ARS/CLP	PGY/CLP
Exchange rate variation at the reporting date	9.03%	-47.02%	5.36%

	Brazil	Argentina	Paraguay
Balance in Chilean pesos at the reporting date	ThCh$	ThCh$	ThCh$
Total assets	866,136,565	388,830,112	343,464,972
Total liabilities	554,715,633	159,007,903	59,678,781
Net investment	311,420,932	229,822,209	283,786,191
Share on income	24.83%	24.99%	7.65%

	BRL/CLP	ARS/CLP	PYG/CLP
-10% variation impact on currency translation	-0.47%	-51.84%	-4.98%
Impact on results for the period	(2,036,436)	(2,787,657)	(1,996,051)
Impact on net investment at the reporting date	(27,150,357)	(20,892,928)	(27,870,677)

The above scenario represents the exchange rate sensitivity of minus 10% over the actual exchange rates at the reporting date, impacting the translation of local currencies to the presentation currency of the Group’s financial statements, and how it would impact the results and equity of the different Operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b)    Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to the risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	26,253,647	-	13,406,138	-	-
Bonds payable	19,954,246	16,615,023	17,374,164	4,936,027	952,430,892
Lease obligations	7,986,149	2,731,267	5,359,168	2,129,039	6,498,795
Contractual obligations (1)	55,916,990	65,499,520	16,782,056	16,839,847	3,207,637
Total	110,111,032	84,845,810	52,921,526	23,904,913	962,137,324

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2023	01.01.2022	07.01.2023	07.01.2022
Description	09.30.2023	09.30.2022	09.30.2023	09.30.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs	(1,016,382,735)	(995,465,541)	(333,137,433)	(336,931,020)
Payroll and employee benefits	(296,394,605)	(281,485,471)	(102,863,037)	(104,305,683)
Transportation and distribution	(170,895,183)	(164,552,347)	(46,268,601)	(53,780,334)
Advertisement	(28,992,874)	(23,662,417)	(10,289,659)	(10,854,580)
Depreciation and amortization	(93,244,542)	(89,488,310)	(32,627,778)	(30,525,111)
Repairs and maintenance	(38,040,597)	(31,817,627)	(19,903,601)	(14,505,459)
Other expenses	(125,076,950)	(106,817,121)	(47,102,913)	(33,830,989)
Total (1)	(1,769,027,486)	(1,693,288,834)	(592,193,022)	(584,733,176)

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2023	01.01.2022	07.01.2023	07.01.2022
Description	09.30.2023	09.30.2022	09.30.2023	09.30.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	603,257	75,120	288,987	31,547
Credit recovery in Brazil	-	3,176,482	-	3,176,482
Others	468,617	592,015	46,811	124,465
Total	1,071,874	3,843,617	335,798	3,332,494

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2023	01.01.2022	07.01.2023	07.01.2022
Description	09.30.2023	09.30.2022	09.30.2023	09.30.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Contingencies and non-operating fees(1)	(8,198,960)	8,777,741	(2,734,877)	889,978
Tax on bank debits	(4,894,909)	(6,014,814)	(1,528,155)	(1,686,588)
Write-offs, disposals and loss (gain) on sale of property, plant and equipment	(1,621,257)	-	(3,142,036)	-
Others(2)	(2,982,877)	(473,958)	(1,665,889)	(923,570)
Total	(17,698,003)	2,288,969	(9,070,958)	(1,720,180)

(1) During 2022 the provision made by a claim of the Government of the State of Rio de Janeiro related to the Advertising Agreement was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

(2) During 2023, an unused corporate project provision of CLP 1,520,779 was reversed.

28 – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2023	01.01.2022	07.01.2023	07.01.2022
Description	09.30.2023	09.30.2022	09.30.2023	09.30.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	23,071,923	25,866,531	5,106,255	4,509,387
Ipiranga purchase warranty restatement	37,398	27,285	14,855	11,595
From PIS credit and COFINS (1)	139,924	2,040,822	-	631,829
Other financial income	3,794,655	3,839,222	821,094	994,470
Total	27,043,900	31,773,860	5,942,204	6,147,281

(1)	See Note 6 for more information on recovery.

b)	Financial expenses

	01.01.2023	01.01.2022	07.01.2023	07.01.2022
Description	09.30.2023	09.30.2022	09.30.2023	09.30.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	(40,308,125)	(38,660,130)	(15,035,270)	(13,120,533)
Bank loan interest	(5,518,089)	(1,136,384)	(4,705,447)	(935,876)
Lease interest	(1,917,444)	(1,573,703)	(677,628)	(540,339)
Other financial costs	(3,982,456)	(2,843,793)	(1,562,833)	(1,485,374)
Total	(51,726,114)	(44,214,010)	(21,981,178)	(16,082,122)

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2023		01.01.2022		07.01.2023	07.01.2022
Description	09.30.2023		09.30.2022		09.30.2023	09.30.2022
	ThCh$		ThCh$		ThCh$	ThCh$
Other gains and losses*	25,659,888	(1)	(24,984,651	)(2)	103,542	737
Total	25,659,888		(24,984,651)		103,542	737

(1) At the closing of June 2023, losses of CLP 25,530,162 are recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos.

(2) At the closing of June 2022, losses of CLP 24,982,887 were recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos.

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	09.30.2023	12.31.2022
	ThCh$	ThCh$
Cash and cash equivalent	224,775,962	291,681,987
USD	32,524,503	14,266,343
EUR	469,855	870,613
CLP	112,420,038	138,205,025
BRL	44,785,700	69,923,621
ARS	4,180,022	29,215,288
PGY	30,395,844	39,201,097

Other current financial assets	67,595,214	263,044,869
CLP	66,021,692	92,826,375
BRL	589,622	170,154,995
ARS	979,125	-
PGY	4,775	63,499

Other non-current financial assets	25,203,312	26,957,000
USD	2,829,878	847,149
EUR	615,636	329,535
UF	758,072	517,748
CLP	8,358,904	12,478,839
BRL	3,769,946	2,382,575
ARS	7,587,397	8,596,540
PGY	1,283,479	1,804,614

Trade debtors and other accounts payable	248,848,124	279,770,286
USD	2,845,681	1,467,851
EUR	125,925	6,770
UF	837,129	49,469
CLP	141,401,606	155,443,395
BRL	63,920,957	74,851,690
ARS	33,955,984	39,795,968
PGY	5,760,842	8,155,143

Accounts receivable related entities	9,023,472	15,062,167
CLP	8,911,387	14,738,236
BRL	112,085	86,492
ARS		237,439

Inventory	262,641,980	245,886,656
CLP	103,719,797	103,719,764
BRL	72,133,932	60,074,387
ARS	66,651,358	62,655,300
PGY	20,136,893	19,437,205

Current tax assets	54,394,281	39,326,427
USD	2,487,752
CLP	8,317,569	33,296,214
BRL	43,588,960	5,633,971
ARS		396,242

Total current assets	892,482,345	1,161,729,392
USD	40,687,814	16,581,343
EUR	1,211,416	1,206,918
UF	1,595,201	567,217
CLP	449,150,993	550,707,848
BRL	228,901,202	383,107,731
ARS	113,353,886	140,896,777
PGY	57,581,833	68,661,558

NON-CURRENT ASSETS	09.30.2023	12.31.2022
	CLP (000’s)	ThCh$
Other non-current assets	89,124,051	94,852,711
USD	19,030,656	-
UF	1,216,865	75,297,737
CLP	46,857,279	3,317,778
BRL	4,668,646
ARS	17,350,605	16,237,196

Other non-current, non-financial assets	65,736,894	59,672,266
USD	577,723	91,220
UF	-	-
CLP	47,529	483,530
BRL	61,174,801	55,060,849
ARS	2,184,073	2,367,042
PGY	1,752,768	1,669,625

Non-current accounts receivable	349,664	539,920
UF	123,936	249,366
CLP	150,909	233,773
ARS	74,819	56,781
PGY		-

Non-current accounts receivable related entities	109,318	109,318
CLP	109,318	109,318

Investments accounted for using the equity method	92,094,234	92,344,598
CLP	48,652,106	53,869,966
BRL	43,442,128	38,474,632

Intangible assets other than goodwill	698,476,463	671,778,888
CLP	3,959,421	-
BRL	311,329,675	312,981,971
ARS	192,892,334	177,173,694
PGY	8,491,526	9,075,200
	181,803,507	172,548,023
Goodwill
CLP	138,543,667	129,023,922
BRL	9,523,767	9,523,768
ARS	71,875,862	65,920,764
PGY	49,426,590	46,254,831
	7,717,448	7,324,559
Property, plant and equipment
EUR	886,021,290	798,221,259
CLP	-	3,146
BRL	339,509,295	303,797,013
ARS	263,293,520	229,486,365
PGY	196,364,803	177,219,624
	86,853,672	87,715,111
Deferred tax assets
CLP	2,657,326	2,428,333
	2,657,326	2,428,333
Total non-current assets
USD	1,973,112,907	1,848,971,215
EUR	23,567,800	91,220
UF	-	3,146
CLP	1,340,801	75,547,103
BRL	758,837,204	686,745,450
ARS	637,347,291	566,116,304
PGY	273,817,597	251,153,893
	278,202,214	269,314,099

	09.30.2023			12.31.2022
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	40,718.166	28.674.208	69.392.374	13,431,339	353,870,741	367,302,080
USD	523.168	2.569.079	3.092.247	249,660	321,143,849	321,393,509
UF	12.833.439	7.594.478	20.427.917	11,047,586	11,557,808	22,605,394
CLP	789.347	13.896.287	14.685.634	893,612	14,216,358	15,109,970
BRL	578.111	1.904.302	2.482.413	427,270	1,703,193	2,130,463
ARS	25.994.101	1.116.644	27.110.745	813,211	3,910,926	4,724,137
PGY	-	1.593.418	1.593.418	-	1,338,607	1,338,607

Trade accounts payable and other accounts payable, current	344.782.928	12.865.617	357.648.545	369,548,991	15,252,639	384,801,630
USD	35.791.299	37.525	35.828.824	34,223,389	33,046	34,256,435
EUR	6.497.760	87,627	6,585,387	3,148,088	899,198	4,047,286
UF	2,694,843	-	2,694,843	2,263,175	-	2,263,175
CLP	132,542,408	12,740,465	145,282,873	166,847,281	14,320,395	181,167,676
BRL	109,850,830	-	109,850,830	78,514,701	-	78,514,701
ARS	42,786,182	-	42,786,182	69,945,679	-	69,945,679
PGY	12,923,934	-	12,923,934	14,606,678	-	14,606,678
Other currencies	1,695,672	-	1,695,672	-	-	-

Accounts payable to related companies, current	86,907,283	-	86,907,283	90,248,067	-	90,248,067
CLP	29,669,828	-	29,669,828	44,298,074	-	44,298,074
BRL	40,073,317	-	40,073,317	35,671,648	-	35,671,648
ARS	11,759,842	-	11,759,842	8,587,487	-	8,587,487
PGY	5,404,296	-	5,404,296	1,690,858	-	1,690,858

Other current provisions	1,191,017	217,396	1,408,413	1,319,935	271,709	1,591,644
CLP	1,191,017	175,997	1,367,014	1,319,935	232,418	1,552,353
PGY		41,399	41,399	-	39,291	39,291

Current tax liabilities	7,992,600	1,557,523	9,550,122	627,257	13,988,190	14,615,447
CLP	1,902,178	46,878	1,949,056	627,257	7,301	634,558
BRL	6,090,421	-	6,090,421
ARS	-	656,315	656,315	-	13,479,571	13,479,571
PGY	-	854,330	854,330	-	501,318	501,318

Current employee Benefit provisions	28,587,266	17,043,769	45,631,037	45,482,776	2,909,030	48,391,806
CLP	9,200,876	1,100,127	10,301,003	8,115,837	1,052,395	9,168,232
BRL	19,385,672	-	19,385,672	19,586,150	-	19,586,150
ARS	720	13,958,359	13,959,079	17,780,789	-	17,780,789
PGY		1,985,283	1,985,283	-	1,856,635	1,856,635

Other current non-financial liabilities	40,362,499	272,781	40,635,280	1,054,187	41,240,273	42,294,460
CLP	40,350,061	47,997	40,398,058	1,043,048	41,072,576	42,115,624
ARS	12,438	-	12,438	11,139	-	11,139
PGY	-	224,784	224,784	-	167,697	167,697

Total current liabilities	550,541,760	60,631,294	611,173,055	521,712,552	427,532,582	949,245,134
USD	36,314,467	2,606,604	38,921,071	34,473,049	321,176,895	355,649,944
EUR	6,497,760	87,627	6,585,387	3,148,088	899,198	4,047,286
UF	15,528,282	7,594,478	23,122,760	13,310,761	11,557,808	24,868,569
CLP	215,645,715	28,007,751	243,653,466	223,145,044	70,901,442	294,046,486
BRL	175,978,351	1,904,302	177,882,653	134,199,769	1,703,193	135,902,962
ARS	80,553,283	15,731,318	96,284,601	97,138,305	17,390,497	114,528,802
PGY	18,328,230	4,699,214	23,027,444	16,297,536	3,903,548	20,201,084
Other currencies	1,695,672	-	1,695,672	-	-	-

	09.30.2023				12.31.2022
NON CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	41,986,715	188,657,366	782,563,984	1,013,208,065	40,713,614	28,457,265	835,631,179	904,802,058
USD	1,674,621	1,232,121	264,747,685	267,654,427	1,612,279	513,738	251,617,079	253,743,096
UF	35,885,550	9,760,832	478,525,715	524,172,097	35,491,226	15,781,426	468,927,353	520,200,005
CLP	-	8,500,000	37,830,966	46,330,966	-	8,500,000	112,175,058	120,675,058
BRL	4,399,616	4,509,450	1,459,618	10,368,684	3,473,970	3,662,101	2,911,689	10,047,760
ARS	26,928	-	-	26,928	136,139	-	-	136,139
CHF	-	164,654,963	-	164,654,963	-	-	-	-

Accounts payable, non-current	2,430,806	-	-	2,430,806	3,015,284	-	-	3,015,284
CLP	2,430,806	-	-	2,430,806	3,015,284	-	-	3,015,284

Accounts payable related companies	-	-	7,949,476	7,949,476	10,354,296	-	-	10,354,296
BRL	-	-	7,949,476	7,949,476	10,354,296	-	-	10,354,296

Other provisions, non-current	1,027,129	51,890,288	-	52,917,417	1,397,148	45,706,635	-	47,103,783
BRL	-	51,890,288	-	51,890,288	-	45,706,635		45,706,635
ARS	1,027,129	-	-	1,027,129	1,397,148	-	-	1,397,148

Deferred tax liabilities	125.089.808	48.812.251	17.975.185	191.877.244	26,966,210	34,088,989	104,723,357	165,778,556
CLP	96.370.542	-	1.200.199	97.570.741	5,617,287	38,945	88,895,598	94,551,830
BRL	-	48.812.251	-	48.812.251	-	34,050,044	-	34,050,044
ARS	28.719.266	-	-	28.719.266	21,348,923	-	-	21,348,923
PGY	-	-	16.774.986	16.774.986	-	-	15,827,759	15,827,759

Non-current employee benefit provisions	17.061.590	239,340	3,356,465	20,657,395	1,299,511	60,560	16,049,722	17,409,793
CLP	16,437,647	239,340	3,356,465	20,033,452	665,274	60,560	16,049,722	16,775,556
ARS	11,021	-	-	11,021	10,484	-	-	10,484
PGY	612,922	-	-	612,922	623,753	-	-	623,753

Other non-financial liabilities	-	2,564,032	-	2,564,032	-	29,589,051	-	29,589,051
BRL	-	2,564,032	-	2,564,032	-	29,589,051	-	29,589,051
ARS	-	-	-	-	-	-	-	-

Total non-current liabilities	187,596,048	292,163,277	811,845,110	1,291,604,435	83,746,063	137,902,500	956,404,258	1,178,052,821
USD	1,674,621	1,232,121	264,747,685	267,654,427	1,612,279	513,738	251,617,079	253,743,096
UF	35,885,550	9,760,832	478,525,715	524,172,097	35,491,226	15,781,426	468,927,353	520,200,005
CLP	115,238,995	8,739,340	42,387,630	166,365,965	9,297,845	8,599,505	217,120,378	235,017,728
BRL	4,399,616	107,776,021	9,409,094	121,584,731	13,828,266	113,007,831	2,911,689	129,747,786
ARS	29,784,344	-	-	29,784,344	22,892,694	-	-	22,892,694
PGY	612,922	-	16,774,986	17,387,908	623,753	-	15,827,759	16,451,512
CHF	-	164,654,963	-	164,654,963	-	-	-

31 – ENVIRONMENT (Non-audited)

The Company has made disbursements for industrial process improvements, industrial waste flow measurement equipment, laboratory analysis, consulting on environmental impacts and other studies.

The detail of these disbursements by country is as follows:

	2023 period		Future commitments
	Charged to	Charged to	To be charged to	To be charged to
Countries	expenses	fixed assets	expenses	fixed assets
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	757,137	–	–	–
Argentina	125,735	–	–	–
Brazil	1,638,816	225,696	2,125,851	251,253
Paraguay	113,315	24,015	–	–
Total	2,635,003	249,711	2,125,851	251,253

32 – SUBSEQUENT EVENTS

No events have occurred subsequent to September 30, 2023, that may significantly affect the Company’s consolidated interim financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, November 20, 2023